FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of January, 2005

AUDIOCODES LTD.
(Translation of registrant’s name into English)

1 Hayarden Street. Airport City, Lod 70151• ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  √             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No  √

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

 On January 24, 2005, AudioCodes Ltd. (the “Company”) issued a press release announcing revenues and net income for the fourth quarter of 2004 and fiscal year ended December 31, 2004. A copy of this press release is annexed hereto as Exhibit 1. On January 25, 2005, the Company issued a press release clarifying a statement in the January 24, 2005 press release. A copy of this press release is annexed hereto as Exhibit 2.

 The following documents are attached hereto and incorporated by reference herein:

Exhibit 1.    Press Release, dated January 24, 2005, announcing revenues and net income for the fourth quarter of 2004 and fiscal year ended
                                    December 31, 2004.

Exhibit 2.    Press Release, dated January 25, 2005, clarifying a statement in the January 24, 2005 press release.

 The information set forth in the first, second, third and fourth paragraphs of, and the condensed consolidated balance sheets and condensed consolidated statements of operations contained in, the press release attached as Exhibit 1 to this Report on Form 6-K is hereby incorporated by reference into (i) the Registrant’s Registration Statement on Form F-3, Registration No. 333-117703; (ii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-11894; (iii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-13268; (iv) the Registrant’s Registration Statement on Form S-8, Registration No. 333-13378; and (v) the Registrant’s Registration Statement on Form S-8, Registration No. 333-105473.

SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.
(Registrant)

By:     /s/ Nachum Falek
Nachum Falek
Vice President Finance and Chief Financial Officer

Dated:    January 25, 2005

EXHIBIT INDEX

Exhibit No.    Description

1.        Press Release, dated January 24, 2005, announcing revenues and net income for the fourth quarter of 2004 and fiscal year ended
                                   December 31, 2004.

2.        Press Release, dated January 25, 2005, clarifying a statement in the January 24, 2005 press release.